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                              AZTECA AMERICA HOLDS
                      FIRST UPFRONT EVENT IN NEW YORK CITY

         -- Marks Entrance of Azteca America into the Pre-sales Network
                             Advertising Market --


FOR IMMEDIATE RELEASE
---------------------

     New York City,  May 15,  2003--TV  Azteca,  S.A. de C.V.  (NYSE:  TZA; BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that Azteca America, the company's wholly-owned broadcasting network focused on the U.S. Hispanic market, celebrated its first upfront presentation to the network advertising community.

     Hosted by Ricardo B. Salinas, chairman of the board of TV Azteca, the event not only showcased the opportunities available to the advertising community, but it also demonstrated the tremendous progress made by the network over the past year. At the first-time event that kicked off the Hispanic television presentations, Azteca America announced the network had reached a landmark 60% coverage rate, with plans for additional affiliates to be announced in the near future.

     "Everyone of us at Azteca America feels incredibly energized, because today we are making a little bit of history," said Ricardo B. Salinas in his presentation to top representatives of the US Hispanic advertising community. "Today is the moment to take the competition head on. We're the only Hispanic network that speaks the language from top to bottom of our company."

     The Hispanic network's upfront presentation focused on 2003-2004 season programming, including the highly anticipated novelas Mirada de Mujer II and Enamorate, starring the finalist of Azteca's hit reality show La Academia. Yahir also gave a live performance of "Alucinado," the title track of his namesake platinum CD.


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Azteca America
Up-front in NYC
Page 2 of 2


     The event also included presentations from Luis J. Echarte, president and CEO of Azteca America; Mario San Roman, chief operating officer of TV Azteca; and Phillip Woodie, president of sales and marketing at Azteca America, as well as the presence of Gustavo Guzman, president of sales of TV Azteca.

     "It has been a long way up to this point in the life of our network. We've had a very warm reception from the advertising community;" commented Luis J. Echarte. "Our strong production capabilities together with growing distribution offer a powerful and differentiating tool to continue expanding this market."


Company Profile
---------------

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks, Azteca 13 and Azteca 7, through 554 owned transmitters across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               Investor Relations:



             Bruno Rangel                                    Omar Avila
            5255 3099 9167                                 5255 3099 0041
       jrangelk@tvazteca.com.mx                        oavila@tvazteca.com.mx


                                Media Relations:

                                 In Los Angeles

                          Carmen Lawrence or Sonia Pena
                                 Weber Shandwick
                                 310-407-6570 or
                                  310-407-6589
             clawrence@webershandwick.com, spena@webershandwick.com
             ----------------------------  ------------------------


                                 In Mexico City

                        Daniel McCosh or Tristan Canales
                             (011) 5255-3099-0059 or
                                 5255-3099-1441
                dmccosh@tvazteca.com.mx, tcanales@tvazteca.com.mx
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